FIRST AMENDMENT
TO
THE RESTATED BY-LAWS
OF
BORDERS GROUP, INC.

The Restated By-laws of Borders Group, Inc. (the “Company”) are hereby amended to add the following Section 10 to Article III, effective as of July 17,2006:

“SECTION 10. Chairman of the Board; Lead Director. The independent directors (as determined in accordance with the listing standards of the New York Stock Exchange or any other securities exchange on which the common stock of the Company is then listed) shall designate one of the members of the Board to serve as the Chairman of the Board. If the person selected to serve as Chairman is an independent director, he or she shall have such duties and authority as the independent directors shall from time to time specify, which shall include, at a minimum, the following: (i) presiding at all meetings of the Board; (ii) serve as liaison between the chief executive officer and the independent directors; (iii) approve information sent to the Board; (iv) approve meeting agendas for the Board; (v) approve meeting schedules to assure that there is sufficient time for discussion of all agenda items; (vi) the authority to call meetings of independent directors; and (vii) if requested by major shareholders, assure that he or she is available for consultation and direct communication. If the person selected to serve as Chairman is not an independent director, the independent directors shall designate one of the independent directors to be the Lead Director. The Lead Director shall have shall have such duties and authority as the independent directors shall from time to time specify, which shall include, at a minimum, presiding at all meetings of the Board at which the chairman is not present, including executive sessions of the independent directors, and all of the duties and authority enumerated in (ii) through (vii) above. If a Lead Director is appointed, the duties and authority of the Chairman shall be limited to those specified by the independent directors, which shall not in any way conflict with the duties and authority of the Lead Director.